SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January, 2006
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40 F  ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑

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SIGNATURES
EXHIBIT INDEX

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 16, 2006	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
		Name:	Tor F. Johansen
		Title:	President and Chief Executive Officer

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EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Announcement dated January 16, 2006.	4
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095.

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ANNOUNCEMENT
January 16, 2006
CHANGES IN MANAGEMENT AT EKSPORTFINANS ASA
January 1, 2006 Arnulf V. Arnøy took up his position as new Managing Director of Kommunekreditt Norge AS. He succeeds Bjarne Jensen who has been the Managing Director of the company since its start-up in 1993.
Arnøy comes from the position as Director responsible for export lending and strategy in Eksportfinans ASA. Arnøy has been employed in Eksportfinans since 1991, and has held several leading positions in the company. He also has experience from corporate management in Kreditkassen (now Nordea) and from Norsk Hydro. Arnøy has been Deputy Chairman of the Board of Kommunekreditt since 1999.
At the same time, Olav E. Rygg took over the position as Lending Director from Arnulf V. Arnøy. Olav E. Rygg has held different positions at Eksportfinans since 1988. From 1993, he has been a Department Head within the Lending section. Rygg has a business degree from The Norwegian School of Business and Economics in Bergen, Norway, and supplementary education in psychology. He has previous work experience from ABB, Den norske Hypotekforening, Christiania Bank (now Nordea) and the Norwegian Army.

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